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                              March 17, 2022

       Ci Zhang
       Chief Executive Officer
       Un Monde International Ltd.
       5689 Condor Place
       Mississauga, ON L5V 2J4, Canada

                                                        Re: Un Monde
International Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed February 9,
2022
                                                            File No. 000-56328

       Dear Dr. Zhang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10-12G filed February 9, 2022

       Introductory Comment, page ii

   1. We note your response to comment one. It appears that the majority of your response simply duplicated
disclosure that was already in the document in that section. We reissue the comment. As
previously requested please disclose in Introductory Comment section your officers' and
directors' ties to China/Hong Kong, as well as the likely associated risks to the Company from the
Chinese government's oversight.
   2. On page iv of your disclosure, please revise to clarify whether "CRSC" is the China
                                                        Securities Regulatory
Commission ("CSRC"). Revise throughout the Form 10 as
                                                        appropriate.
   3. We note your response to comment 3 and comment 4, and we reissue the comments in part. Provide a clear
description of how cash will be transferred through the post-
 Ci Zhang
FirstName
Un Monde LastNameCi
           International Zhang
                         Ltd.
Comapany
March      NameUn Monde International Ltd.
       17, 2022
March2 17, 2022 Page 2
Page
FirstName LastName
         combination organization if you acquire a company based in China, including both VIE and non-VIE structures you may adopt.
4. We note your response to comment 5 and the revised disclosure. We reissue the comment in part. Please disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. State whether you or the post-combination company may be covered by permissions or requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
         governmental agency that is required to approve your operations.
5. We note your statement, on page iii, that the VIE structure with an offshore shell company
            allows foreign investors to buy into the stock.    We note your
disclosure regarding the
         VIE structure. Please revise to address how the VIE structure works. Also revise to indicate that the holding company controls and receives the economic benefits of the
         VIE   s business operations through contractual agreements between the
VIE and your
         Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. Also indicate, if true, that the holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you will satisfied for consolidation of the VIE under U.S.
         GAAP.
6. Please revise to describe in detail the laws and regulations that you will have to comply with in the system of education including the Regulation on Academic Degrees, the
         Compulsory Education Law, the Teachers Law, the Education Law, the Law on
         Vocational Education, and the Law on Higher Education.
7. We note your response to comment 6. We reissue the comment. We note the disclosure, on page v, regarding the potential lack of inspection by the PCAOB. Please revise your
         Introductory Comment section to address the Holding Foreign Companies Accountable
         Act, the risk that the PCAOB will not be able to inspect or fully investigate the auditor of a company targeted for an initial business combination, and how the HFCAA may impact the company. Also address the timing of the HFCAA.
Risk Factors, page 4

8. Please disclose the China/Hong Kong ties to your officers and directors in your Risk
         Factors.
 Ci Zhang
Un Monde International Ltd.
March 17, 2022
Page 3
9. On page 6 of your disclosure regarding the approvals for merger and acquisition, please clearly disclose that your business combination transaction may be subject to PRC regulatory review, which may impact your ability to complete a business combination.
10.   Please identify CHJI on page 6.
11.   We note your deletion in the risk factor    Risks Related to Intervention
of the Chinese
      Government    that such action could    completely hinder    your ability
to offer or continue
      to offer securities to investors. It appears to us that such action could completely hinder your ability to offer or continue to offer securities to investors. Please revise as appropriate.
12. We note your response to comment 10 and your revised disclosure. We note your risk
      factor that    There is presently no public market for our securities   .
Please revise your risk
      factor heading to clearly indicate there is a limited market for your common stock.
Security Ownership of Certain Beneficial Owners and Management, page 17

13. We note your response to comment 11 and the revised disclosure. We reissue the comment in its entirety. Please revise your beneficial ownership table to identify the natural persons who are the ultimate beneficial owners of Mitex Group, Ltd. and Reunite
      Investments Inc.
Directors and Executive Officers, page 18

14. We note your response to comment 12. Please revise to clarify the association with One
      World International School. Also please provide us with a site reference
to the school   s
      online education platform.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-kuei Chen at 202-551-7664 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCi Zhang
                                                            Division of
Corporation Finance
Comapany NameUn Monde International Ltd.
                                                            Office of Real
Estate & Construction
March 17, 2022 Page 3
cc:       Rhonda Keaveney
FirstName LastName